

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 28, 2010

Mr. George E. Moschner
Chief Financial Officer
Baldor Electric Company
5711 R. S. Boreham, Jr. St.
Fort Smith, AR 72901

>   **Re: Baldor Electric Company**
>   **Form 10-K for the fiscal year ended January 2, 2010**
>   **Filed March 3, 2010**
>   **File No. 001-07284**

Dear Mr. Moschner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 27

1.   We refer to other accrued expenses of $55,090 as of January 2, 2010 and $110,006 as of January 3, 2009. Please tell us whether any items are in excess of five percent of total current liabilities and if so, where they are disclosed. Refer to Rule 5-02(19) of Regulation S-X.

Consolidated Statements of Cash Flows, page 29

2.   We refer to your disclosure of bank overdraft financing activity. If significant to liquidity, please provide a discussion of your overdraft facility in future filings.

Note A – Significant Accounting Policies, page 31

Property, Plant and Equipment, page 32

3.   Please tell us about the nature of the capitalized software and the basis for the 15 year life.

Revenue Recognition, page 35

4.   We see that approximately half your domestic sales are generated through distributors. Please tell us about the principal provisions of sales to distributors, including any significant differences from sales arrangements with non-distributor customers. In that regard, please tell us about any price protection arrangements and rights of return or exchange and the impact of these matters on the timing of revenue recognition.

Note E – Income Taxes, page 40

5.   In future filings please disclose the domestic and foreign components of pre-tax accounting income. Refer to Rule 4-08(h) of Regulation S-X.

6.   We see that in 2009 you recorded income taxes on a taxable distribution from a foreign subsidiary. In light of the distribution in 2009, please tell us the basis for your conclusion that the remainder of the undistributed earnings of foreign subsidiaries has been permanently reinvested as of your 2009 year end.

7.   In the last paragraph (page 43), please tell us why the disclosure about years open to examination by taxing authorities does not address foreign tax jurisdictions.

Note G – Long-term Obligations, page 43

8.   In the table, in future filing please clarify the reference labeling the second item as "hedged." Disclosure elsewhere in your filing suggests that cash flow hedge accounting was discontinued in 2009.

9.   Please tell us how you measured the fair value of the senior secured term loan as of the modification date. Also, tell us how your disclosures consider the guidance applicable to non-recurring fair value measurements from FASB ASC 820-10-50-5. Further, please also tell us how you determined that extinguishment accounting was appropriate under FASB ASC 470-50-40.

Note O – Fair Value Measurements, page 53

10.   In future filings please clarify the nature of the "other quoted prices" cited as the basis for the fair disclosure for the variable rate term loan.

Item 10. Directors, Executive Officers and Corporate Governance, page 59

11.   We refer to the definitive proxy statement that you have incorporated by reference to your Form 10-K. We note from your disclosure on pages 5 and 36 of your proxy that the corporate governance committee considers gender and ethnic diversity in seeking directors. In future filings, please expand your disclosure to describe more specifically how the committee considers diversity in identifying nominees for director. Also, please tell us whether the committee has a policy with regard to consideration of diversity in identifying director nominees; if so, please describe in your response and expand future filings to describe how this policy is implemented and how the committee assesses the effectiveness of the policy.

Item 11. Executive Compensation, page 60

12.   We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

Item 13. Certain Relationships and Related Transactions, page 61

13.   We note your disclosure on page 32 of the definitive proxy statement that you have incorporated by reference to your Form 10-K that one of your directors is a partner at a law firm that provides you with legal counsel. Please tell us why you have not disclosed the details of transactions arising from this relationship as required by Item 404(a) of Regulation S-K. Please cite any authority upon which you rely.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney